Exhibit 99.1

Shaping Tomorrow’s Leaders: Ohmyhome and RCN Host Inaugural Convocation for Real Estate Professionals

●	The RCN Convocation 2024 was a testament to the commitment of RCN and Ohmyhome in fostering excellence within the real estate industry and inspiring the next generation of real estate salespeople.

SINGAPORE –January 30, 2024 – Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore, collaborated with Real Centre Network (RCN), the leading RES Course Providers in Singapore for over a decade, to host the first-ever RCN Convocation 2024 on January 20, 2024. This milestone event was sponsored and supported by many industries leading organizations including Ohmyhome, Far East Organisation, OrangeTee & Tie, ERA Realty Network, SRI, and PropertyLimBrothers. Together they celebrated the achievements of over 100 newly-minted real estate salespersons who triumphed in the mandatory industry examination set by Singapore’s Council of Estate Agency (CEA).

The convocation served as a nexus for industry leaders, bringing together Rhonda Wong, CEO and Co-Founder of Ohmyhome, and key figures from Singapore’s top agencies, including Eugene Lim, KEO of ERA Real Estate Singapore; Thomas Tan, CEO of SRI; Justin Quek, CEO of OrangeTee & Tie; and Melvin Lim, CEO and Co-founder of PropertyLimBrothers. This rare convergence of leaders provided attendees with a unique opportunity to gain practical tips and personal advice on navigating the real estate landscape and achieving success in real estate sales.

Rhonda expressed her excitement about the collaboration, stating, “Through this event and many others in the future, we hope to nurture the new generation of real estate professionals with exceptionally high standards of service excellence, character, and passion.”

Likewise, Ken Lim, Founder and Chairman of RCN, echoed this sentiment, emphasizing RCN’s commitment to transforming aspiring real estate professionals into trustworthy and reliable industry leaders. He noted, “Our aim is to not only meet educational standards but to exceed them, ensuring that our graduates are not just informed but inspired to make a meaningful impact in the real estate industry.”

The RCN Convocation 2024 went beyond celebrating academic achievements; it stood as a testament to the unwavering commitment of both RCN and Ohmyhome in nurturing excellence within the real estate industry. The enriching panel discussion, guided by industry leaders, emphasized a shared vision to inspire and support the next generation of real estate salespeople. This collective effort ensures graduates are well-informed about their agencies’ strengths, empowering them to make informed choices as they take their first steps into their RES career.

As Ohmyhome continues to evolve, the collaboration with RCN reinforces our dedication to contributing to the growth and success of the real estate industry in Singapore.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties, and has over 5,800 units under management as of June 30, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

About Real Centre Network (RCN)

Established in January 2010 with the vision of fostering continuous professional development opportunities for real estate agents, Real Centre Network (RCN) has been a cornerstone in shaping industry standards. Under the leadership of founder Ken Lim, RCN was appointed by the Council for Estate Agencies (CEA) in November 2010 as an Approved Course Provider for the Real Estate Sales Person (RES) Course, Real Estate Agent (REA) Course, and Continuing Professional Development (CPD) Course. With dedicated Advanced Certificate in Training and Assessment (ACTA) instructors at the helm, RCN’s courses pride themselves on excellence, providing students with comprehensive training and mentorship.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation Website: ir.ohmyhome.com